SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

July 4, 2018

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to
the registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294)

Enclosure: Partner communications reports the interest rate for the series d notes for the period commencing on July 1, 2018 and ending on September 30, 2018.

PARTNER COMMUNICATIONS REPORTS THE INTEREST RATE FOR THE
SERIES D NOTES FOR THE PERIOD COMMENCING ON JULY 1, 2018 AND
ENDING ON SEPTEMBER 30, 2018

ROSH HA'AYIN, Israel, July 4, 2018 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports, pursuant to the Company's Shelf Prospectus dated September 3, 2009, as amended to date, and the Supplemental Shelf Offering Report dated April 15, 2010, as amended to date (the "Offering Report"), that the Company's Series D Notes will bear interest at a rate of 0.347% for the period commencing on July 1, 2018 and ending on September 30, 2018.

Such interest rate is based on an annual yield of short term debt issued by the State of Israel ('Makam') (as defined in the Offering Report) at a rate of 0.1887% and the fixed annual margin for the Series D Notes at a rate of 1.20%, representing a total annual interest rate of 1.388%.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951	Ms. Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972-54-781-5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Tamir Amar Name: Tamir Amar Title: Chief Financial Officer

Dated: July 4, 2018